EXHIBIT 99.1

Trilogy International Partners Inc. Reports Third Quarter 2017 Results

  Strong sequential growth in New Zealand wireless postpaid net additions which increased by 8.3 thousand as compared to second quarter 2017. Ending postpaid subscribers grew 9% over the third quarter of 2016.
  New Zealand wireline service revenues grew 28% in the third quarter over the comparable period in 2016 and drove a 5% increase in New Zealand service revenues during the same period.
  Bolivian wireless ARPU continued year-over-year growth, improving 3%, driven by a 15% increase in LTE adoption during the third quarter.
  Loss from continuing operations improved by 52%, or $6.2 million, over the third quarter of 2016.
  Adjusted EBITDA declined 11% over the prior year; Adjusted EBITDA margin decreased to 24% in the third quarter of 2017, from 27% in the third quarter of 2016, due primarily to costs incurred in connection with the conversion to a new business support system and increases in equipment subsidies to drive growth in New Zealand.
  LTE sites on air increased by 40% over the third quarter of 2016 as 85% of New Zealand and 70% of Bolivian network sites are now LTE-enabled.

BELLEVUE, Wash., Nov. 08, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (“TIP Inc.”) (TSX:TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the third quarter ended September 30, 2017.

“We made solid progress in the third quarter with growth of our postpaid base in New Zealand, LTE adoption in Bolivia and expansion of our LTE footprint across both of our operations,” said Brad Horwitz, President and CEO of Trilogy International Partners Inc. “2degrees achieved the highest level of postpaid acquisitions (gross additions plus prepaid migrations) in its eight-year history, resulting in a 9% larger postpaid base as compared to 2016.”

“Our consolidated networks are now 78% overlaid with LTE as compared to 58% a year ago. In Bolivia, LTE adoption and ARPU gains in both our prepaid and postpaid subscriber bases are a significant result of these efforts, as data revenues excluding SMS now represent more than 50% of wireless service revenues and have increased 33% year-over-year.”

“Looking ahead, as we consider the strengths and positioning of both 2degrees and NuevaTel, we see an opportunity to improve EBITDA and margins. This will be a significant focus for us as we look toward 2018.”

Consolidated Financial Highlights

	Three Months Ended September 30			Nine Months Ended September 30
(US dollars in millions unless otherwise noted, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Total revenues	191.3	191.5	(0%)	574.9	550.5	4%

Service revenues	152.5	150.3	1%	455.0	430.5	6%

Loss from continuing operations	(5.6)	(11.7)	52%	(27.7)	(40.6)	32%

Adjusted EBITDA(1)	36.9	41.2	(11%)	115.9	106.2	9%
Adjusted EBITDA margin(1)	24.2%	27.4%	(12%)	25.5%	24.7%	3%

(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definition and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

Conference Call Information

Call Date: November 9, 2017
Call Time: 10:00 a.m. (PT)

US Toll Free: 1-844-826-3035
Canada Toll Free: 1-855-669-9657
International Toll: 1-412-317-5144

Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): http://www.trilogy-international.com/events-and-presentationsLive simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:00 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10113000

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in international markets.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications to residential and enterprise customers in New Zealand.

Trilogy LLC completed a transaction with Alignvest Acquisition Corporation (“AQX”) on February 7, 2017 (the “Arrangement”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization.  Trilogy LLC was considered the accounting acquirer and upon closing AQX was renamed Trilogy International Partners Inc. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the transaction.

Unless otherwise stated, the financial information provided here is for TIP Inc. as of September 30, 2017.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Its common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on the exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia.  Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).  Each segment and the nature of its business is as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand	Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data, and networking for New Zealand consumers, businesses, and governments.

About this earnings release

This earnings release contains information about our business and performance for the three and nine months ended September 30, 2017, as well as forward-looking information about our remaining fiscal 2017.  This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this earnings release was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).   In our discussion, we also use certain Non-GAAP financial measures to evaluate our performance.  See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

All dollar amounts are in United States dollars unless otherwise stated and are unaudited. Amounts for subtotals, totals and percentage changes included in tables in this release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s quarterly financial statements as of and for the three and nine months ended September 30, 2017 and related notes are a result of rounding. Information is current as of November 8, 2017 and was approved by TIP Inc.’s Board of Directors.  This earnings release includes forward-looking statements and assumptions.  See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, MD&A and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission are available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

	Three Months Ended September 30			Nine Months Ended September 30
(US dollars in millions unless otherwise noted, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Revenues
New Zealand	125.4	123.3	2%	375.4	344.9	9%
Bolivia	65.9	68.1	(3%)	199.2	205.1	(3%)
Unallocated Corporate & Eliminations	0.1	0.1	(17%)	0.3	0.5	(33%)
Total revenues	191.3	191.5	(0%)	574.9	550.5	4%

Total service revenues	152.5	150.3	1%	455.0	430.5	6%

Loss from continuing operations	(5.6)	(11.7)	52%	(27.7)	(40.6)	32%

Adjusted EBITDA
New Zealand	20.5	21.7	(6%)	62.9	54.7	15%
Bolivia	18.7	20.8	(10%)	61.1	57.9	6%
Unallocated Corporate & Eliminations	(2.3)	(1.3)	79%	(8.1)	(6.3)	27%
Adjusted EBITDA(1)	36.9	41.2	(11%)	115.9	106.2	9%
Adjusted EBITDA margin(1)	24.2%	27.4%	(12%)	25.5%	24.7%	3%

Cash provided by operating activities	28.7	32.5	(12%)	30.5	43.1	(29%)

Capital expenditures(2)	25.4	22.8	11%	56.2	79.6	(29%)
Capital Intensity	17%	15%	9%	12%	18%	(33%)

(1)These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they may not be comparable to similar measures presented by other companies. For definitions and reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Represents purchases of property and equipment from continuing operations excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the nine months ended September 30, 2016. There was no activity from the discontinued operations recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

Results of Our Business Segments

New Zealand
Financial Results

		Three Months Ended September 30			Nine Months Ended September 30
	(US dollars in millions unless otherwise noted, unaudited)	2017	2016	% Chg	2017	2016	% Chg

	Revenues
	Wireless service revenues	69.2	69.0	0%	206.9	190.5	9%
	Wireline service revenues	15.1	11.8	28%	42.8	30.6	40%
	Non-subscriber ILD and other revenues	3.4	2.8	22%	9.0	8.4	8%
	Service revenues	87.7	83.6	5%	258.6	229.4	13%
	Equipment sales	37.7	39.6	(5%)	116.7	115.5	1%
	Total revenues	125.4	123.3	2%	375.4	344.9	9%

	Adjusted EBITDA(1)	20.5	21.7	(6%)	62.9	54.7	15%
	Adjusted EBITDA margin(1) (2)	23.3%	26.0%	(10%)	24.3%	23.8%	2%

	Capital expenditures(3)	16.9	13.1	29%	37.9	39.6	(4%)
	Capital Intensity	19%	16%	23%	15%	17%	(15%)

Subscriber Results

		Three Months Ended September 30			Nine Months Ended September 30
	(Thousands unless otherwise noted)	2017	2016	% Chg	2017	2016	% Chg

	Postpaid
	Gross additions	24.6	28.2	(13%)	62.6	74.2	(16%)
	Net additions	11.0	17.8	(38%)	18.3	44.3	(59%)
	Total postpaid subscribers	390.6	357.0	9%	390.6	357.0	9%
	Prepaid
	Net additions (losses)	0.4	(1.5)	124%	(26.9)	(16.5)	(63%)
	Total prepaid subscribers	1,039.7	1,034.4	1%	1,039.7	1,034.4	1%
	Total wireless subscribers	1,430.3	1,391.4	3%	1,430.3	1,391.4	3%

	Wireline
	Gross additions	6.7	9.8	(32%)	21.8	24.9	(13%)
	Net additions	2.8	8.2	(65%)	11.5	20.3	(44%)
	Total wireline subscribers	67.2	47.9	40%	67.2	47.9	40%
	Total Subscribers	1,497.4	1,439.2	4%	1,497.4	1,439.2	4%

	Monthly blended wireless ARPU ($, not rounded)(4)	16.19	16.64	(3%)	16.02	15.37	4%
	Monthly postpaid wireless ARPU ($, not rounded)(4)	37.39	40.06	(7%)	36.73	36.80	(0%)
	Blended wireless churn	3.2%	3.0%	8%	3.2%	3.0%	4%
	Postpaid Churn	1.7%	1.1%	54%	1.6%	1.1%	38%
Notes::
(1)For the three and nine months ended September 30, 2017 conversion costs related to the new business support system impacted results by approximately $3 million and $5 million, respectively. Adjusted EBITDA margin excluding these costs would have been 26.8% and 26.2% for the three and nine months ended September 30, 2017, respectively.
(2)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.
(3)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.
(4)The three and nine months ended September 30, 2016 include a $1.7 million adjustment to postpaid revenues. Excluding this prior year benefit blended wireless ARPU would have been flat and increased 5% for the three and nine months ended September 30, 2017, respectively. Similarly, postpaid ARPU would have decreased 3% and increased 1% for the three and nine months ended September 30, 2017, respectively.

Revenues

The 2% increase in total revenues for the three months ended September 30, 2017, compared to the same period in 2016 was a result of:

  Postpaid revenues increasing by $1.4 million or 3% driven by promotional activity and the market shift to postpaid which yielded a 9% increase in the postpaid subscriber base. The three months ended September 30, 2016 included a $1.7 million adjustment to postpaid revenue. Excluding this prior year benefit postpaid revenues would have increased by $3.1 million or 8%; and
  Wireline service revenues increasing by $3.3 million or 28% due to 40% growth in the wireline customer base.
  Revenue increases were partially offset by a decrease of $1.8 million or 7% in prepaid revenues due to recent offer changes in response to competitive activity.

Adjusted EBITDA

The 6% Adjusted EBITDA decrease in the three months ended September 30, 3017 compared to the three months ended September 30, 2016 was a result of increases in operating expenses, partially offset by increased revenues:

  Cost of service increased by $2.5 million or 8%, primarily due to an increase in transmission expense associated with wireline subscriber growth and an increase in interconnection costs driven primarily by a larger postpaid customer base, partially offset by a decline in national roaming expense due to expanded network coverage;
  Sales and marketing increased by $0.5 million or 3% largely due to approximately $1 million incurred for higher dealer compensation in connection with the conversion to the new business support system  and higher advertising costs related to the release of the Apple iPhone 8 and Samsung S8 devices partially offset by individually insignificant items;
  General and administrative expense was flat with 2016, but included approximately $2 million of expenses in the third quarter of 2017 related to higher bad debt expense and IT maintenance costs associated with the new business support system conversion. The third quarter of 2017 also included higher consulting costs of approximately $1 million, which was more than offset by lower other costs, as no EIP receivables were sold during the period; and
  Equipment sales decreased $2 million or 5% year over year while cost of equipment sales decreased by less than $1 million during the same period. This increase in equipment subsidy was driven by postpaid promotional activity.

Our results in New Zealand were also affected by a 1% strengthening of the New Zealand Dollar as compared to the U.S. Dollar.

Capital Expenditures

The $3.8 million or 29% increase in capital expenditures in the third quarter of 2017 compared to the third quarter of 2016 was a result of timing relating to the LTE overlay and network expansion projects.

Bolivia
Financial Results

	Three Months Ended September 30			Nine Months Ended September 30
(US dollars in millions unless otherwise noted, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Revenues
Wireless service revenues	64.0	65.4	(2%)	193.9	197.2	(2%)
Non-subscriber ILD and other revenues	0.7	1.1	(37%)	2.1	3.4	(38%)
Service revenues	64.7	66.5	(3%)	196.1	200.6	(2%)
Equipment sales	1.1	1.6	(28%)	3.2	4.5	(29%)
Total revenues	65.9	68.1	(3%)	199.2	205.1	(3%)

Adjusted EBITDA	18.7	20.8	(10%)	61.1	57.9	6%
Adjusted EBITDA margin(1)	28.9%	31.2%	(7%)	31.2%	28.9%	8%

Capital expenditures(2)	7.6	9.6	(21%)	17.3	39.8	(57%)
Capital Intensity	12%	14%	(19%)	9%	20%	(56%)

Subscriber Results

	Three Months Ended September 30			Nine Months Ended September 30
(Thousands unless otherwise noted)	2017	2016	% Chg	2017	2016	% Chg

Postpaid
Gross additions	13.7	15.1	(9%)	40.8	48.4	(16%)
Net (losses) additions	2.0	6.0	(67%)	(1.7)	16.8	(110%)
Total postpaid subscribers	343.0	339.7	1%	343.0	339.7	1%
Prepaid
Net losses	(22.7)	(19.3)	(17%)	(102.6)	(164.2)	(38%)
Total prepaid subscribers	1,706.3	1,810.2	(6%)	1,706.3	1,810.2	(6%)
Total Wireless Subscribers(3)	2,111.0	2,214.6	(5%)	2,111.0	2,214.6	(5%)

Monthly blended wireless ARPU ($, not rounded)	10.06	9.81	3%	9.96	9.56	4%
Monthly postpaid wireless ARPU ($, not rounded)	23.70	22.44	6%	23.53	22.36	5%
Blended wireless churn	6.1%	5.7%	8%	6.1%	6.2%	(1%)
Postpaid Churn	1.5%	1.4%	9%	1.7%	1.7%	3%
Notes:
(1)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.
(2)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.
(3)Includes public telephony and other wireless subscribers.

Revenues

The 3% decrease in total revenues for the three months ended September 30, 2017 compared to the same period in 2016 was a result of:

  Postpaid revenues increasing $1.6 million or 7% due to growth in our postpaid subscriber base as well as increased data usage per customer driven by LTE adoption, which yielded a 6% increase in postpaid ARPU. This was offset by a $1.7 million or 5% decrease in prepaid revenues due to a 6% contraction in our prepaid subscriber base. Other non-core wireless service revenue streams which represent approximately 5% of wireless service revenues declined by $1.3 million over the prior year.
  Core mobile revenues, comprised of both prepaid and postpaid subscriber revenues, continuing to benefit from the secular trend of voice revenues shifting to data revenues as data revenues, excluding SMS, increased by $7.6 million or 30%, mostly offset by a $7.3 million or 21% decline in voice and SMS revenues.
     · Data consumption growing 34% driven by strong LTE adoption of 45.1 thousand additional users during the quarter, or an increase of 120% compared to the same period in 2016. LTE subscribers represented 19% of the customer base at the end of the quarter.

Adjusted EBITDA

The 10% decrease in Adjusted EBITDA in the third quarter compared to the third quarter of 2016 was primarily due to a decrease of $2.2 million in total revenues partially offset by $0.2 million of lower operating expenses. Additionally, the third quarter of 2017 included costs relating to certain marketing activities associated with the third quarter 2017 LTE rollout.

Capital Expenditures

The $2.0 million or 21% decrease in third quarter capital expenditures compared to the third quarter of 2016 was a result of a delay in the timing of spending for LTE coverage and network expansion projects. We expect capital expenditures to increase in the fourth quarter of 2017.

Review of Consolidated Performance

	Three Months Ended September 30			Nine Months Ended September 30
(US dollars in millions except per unit data, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Consolidated adjusted EBITDA (1)	36.9	41.2	(11%)	115.9	106.2	9%
Consolidated adjusted EBITDA Margin(1)	24.2%	27.4%	(12%)	25.5%	24.7%	3%

(Deduct) add:
Finance costs(2)	(11.2)	(18.4)	(40%)	(55.4)	(54.5)	2%
Depreciation, amortization and accretion	(26.0)	(26.7)	(2%)	(79.8)	(77.8)	3%
Income tax expense	(2.6)	(3.0)	(15%)	(7.1)	(7.6)	(6%)
Other(3)	(2.7)	(4.8)	(43%)	(1.3)	(6.9)	(81%)
Loss from continuing operations	(5.6)	(11.7)	52%	(27.7)	(40.6)	32%
Notes:
(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation with most directly comparable GAAP measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Finance costs includes Interest expense and debt modification and extinguishment costs. For a breakout and description of these costs, see "Finance Costs" below.
(3)Other includes the following: Equity-based compensation, (Gain) loss on disposal and abandonment of assets, Acquisition and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended September 30 2017	Period February 7, 2017 through September 30, 2017
(US dollars in millions except per unit data, unaudited)

Net (loss) attributable to Trilogy International
Partners Inc.(1)	(4.1)	(15.6)

Weighted Average Common Shares Outstanding:(2)
Basic	42,764,260	42,608,538
Diluted	42,764,260	81,729,586

Loss Per Share:
Basic	($0.10)	($0.37)
Diluted	($0.10)	($0.38)

(1)These are partial period results due to the timing of the closing of the arrangement with Alignvest.
(2)Subsequent to September 30, 2017, Trilogy LLC Class C Unit holders redeemed 7,826,227 Trilogy LLC Class C Units for an equivalent number of Common Shares. Including these redemptions, TIP Inc. had 52,616,965 Common Shares issued and outstanding.

Finance costs

	Three Months Ended September 30			Nine Months Ended September 30
(US dollars in millions, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.7	2.4	13%	8.1	7.5	7%
Bolivia	0.2	0.2	29%	0.6	0.3	72%
Corporate	8.2	15.9	(48%)	40.0	42.8	(7%)
Total Interest on borrowings	11.2	18.4	(40%)	48.7	50.7	(4%)

Debt modification and extinguishment costs	-	-	0%	6.7	3.8	76%
Total finance costs	11.2	18.4	(40%)	55.4	54.5	2%

Interest expense

Interest expense decreased $7.3 million for the three months ended September 30, 2017 compared to the same period in 2016, primarily due to the refinancing of the $450 million Trilogy LLC 13.375% Notes due in 2019 with the $350 million Trilogy LLC 8.875% Notes due in 2022 and cash on hand.

Depreciation, amortization and accretion

	Three Months Ended September 30			Nine Months Ended September 30
(US dollars in millions, unaudited)	2017	2016	% Chg	2017	2016	% Chg

New Zealand	14.6	15.3	(5%)	45.2	43.3	4%
Bolivia	11.3	11.3	(0%)	34.5	34.4	0%
Corporate	0.1	0.0	940%	0.1	0.0	232%
Total depreciation, amortization and accretion	26.0	26.7	(2%)	79.8	77.8	3%

Depreciation, amortization and accretion decreased by $0.7 million, or 2%, for the three months ended September 30, 2017 compared to the same period in 2016, due to an annual review and update of estimated asset retirement obligations during the third quarter of 2017, partially offset by the strengthening of the New Zealand dollar as compared to the U.S. dollar.

Income tax expense

Income tax expense decreased by $0.5 million, or 15%, for the three months ended September 30, 2017 compared to the same period in 2016, due to withholding taxes on dividends paid from Bolivia to headquarters in 2016.

Other

Other, net expense decreased $2.1 million for the three months ended September 30, 2017 compared to the same period in 2016, primarily due to an accrual for fines in Bolivia in the third quarter of 2016.

Managing our Liquidity and Financial Resources

Operating, investing and financing activities

	Three Months Ended September 30			Nine Months Ended September 30
(US dollars in millions, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Net cash provided by (used in):
Operating activities	28.7	32.5	(12%)	30.5	43.1	(29%)
Investing Activities	(13.3)	(22.6)	(41%)	(73.0)	(46.9)	56%
Financing Activities	6.5	(15.2)	(143%)	81.9	(16.1)	(610%)
Net (decrease) increase in cash and cash equivalents	21.9	(5.4)	(507%)	39.4	(19.8)	(299%)

Operating activities

Cash flow provided by operating activities decreased by $12.7 million for the nine months ended September 30, 2017 compared to the same period in 2016. This change is mainly due to unfavorable changes in certain working capital accounts, including a decrease in other current liabilities and accrued expenses primarily driven by a decline in handset purchases and change in accrued interest. Partially offsetting these decreases was a decline in cash paid for income and withholding taxes.

Investing activities

Cash flow used in investing activities increased by $26.1 million for the nine months ended September 30, 2017 compared to the same period in 2016, primarily due to the purchase of short-term investments. Additionally, in the same period in the prior year, Trilogy LLC received proceeds from the sale of Trilogy Dominicana. These changes were partially offset by maturities and sales of available-for-sale investments and a lower amount of capital expenditure spending in Bolivia and New Zealand as network expansion and LTE buildout was more significant during the nine months ended September 30, 2016.

Financing activities

Cash flow provided by financing activities increased by $98.0 million for the nine months ended September 30, 2017 compared to the same period in 2016. This change is primarily due to the proceeds from the equity issuance that occurred on February 7, 2017 in connection with the completion of the Arrangement, partially offset by the refinancing of the Trilogy LLC 13.375% Notes due in 2019 and the related costs incurred.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with GAAP with several customer-focused performance metrics and non-GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Loss from continuing operations (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses.  Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. The presentation of Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under GAAP and should not be considered in isolation or as a substitute for loss from continuing operations, the most directly comparable GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three Months Ended September 30			Nine Months Ended September 30
(US dollars in millions, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Loss from continuing operations	(5.6)	(11.7)	52%	(27.7)	(40.6)	32%

Add:
Interest expense	11.2	18.4	(40%)	48.7	50.7	(4%)
Depreciation, amortization and accretion	26.0	26.7	(2%)	79.8	77.8	3%
Debt modification and extinguishment costs	-	-	n.m	6.7	3.8	76%
Income tax expense	2.6	3.0	(15%)	7.1	7.6	(6%)
Other, net	(0.9)	2.0	(147%)	(5.9)	3.0	(297%)
Equity-based compensation	0.6	0.8	(22%)	1.9	1.2	58%
Loss on disposal and abandonment of assets	0.3	(0.0)	(898%)	0.6	0.6	7%
Acquisition and other nonrecurring costs(1)	2.8	2.1	29%	4.6	2.1	118%
Consolidated Adjusted EBITDA(2)	36.9	41.2	(11%)	115.9	106.2	9%
Consolidated Adjusted EBITDA Margin	24.2%	27.4%	(12%)	25.5%	24.7%	3%
n.m - not meaningful
Notes:
(1)Includes costs related to the Company’s initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a public traded entity along with other nonrecurring costs.
(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary, and as such, the Company consolidates 100% of SSI’s net losses. The impact on the Company's consolidated results of the 80% Trilogy LLC does not own was to decrease Adjusted EBITDA by $0.2 million and $0.01 million for the three months ended September 30, 2017 and 2016, respectively, and decrease to Adjusted EBITDA by $0.2 million and increase Adjusted EBITDA by $0.1 million for the nine months ended September 30, 2017 and 2016, respectively.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income (loss) from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

	For the Quarter Ended
(US dollars in millions unless otherwise noted, unaudited)	2017			2016				2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Service revenues	152.5	150.8	151.7	154.1	150.3	143.0	137.3	137.7
Equipment sales	38.8	42.1	39.0	58.8	41.2	40.2	38.6	44.9
Total revenues	191.3	192.9	190.7	213.0	191.5	183.2	175.8	182.6
Operating expenses	(184.1)	(182.3)	(179.5)	(197.4)	(179.8)	(175.1)	(171.1)	(174.8)
Operating income	7.2	10.6	11.2	15.5	11.7	8.0	4.8	7.8
Interest expense	(11.2)	(18.5)	(19.0)	(18.3)	(18.4)	(17.0)	(15.3)	(16.1)

Debt modification and extinguishment costs	-	(6.7)	-	-	-	(3.8)	-	-
Other, net	0.9	5.7	(0.8)	2.8	(2.0)	0.9	(1.8)	(0.9)
Gain (loss) from continuing operations before income taxes	(3.0)	(8.9)	(8.6)	0.1	(8.7)	(11.9)	(12.4)	(9.1)
Income tax expense	(2.6)	(1.8)	(2.7)	(0.1)	(3.0)	(2.5)	(2.1)	(2.1)
Loss from continuing operations	(5.6)	(10.8)	(11.3)	(0.0)	(11.7)	(14.4)	(14.5)	(11.2)

Gain (loss) on discontinued operations, net of taxes	-	-	-	-	-	0.0	50.3	(3.3)
Net income (loss)	(5.6)	(10.8)	(11.3)	(0.0)	(11.8)	(14.3)	35.9	(14.5)

Net (income) loss attributable to non-controlling interests and prior controlling interest	1.4	5.2	5.4	0.0	11.8	14.3	(35.9)	14.5
Net loss attributable to TIP Inc.	(4.1)	(5.5)	(5.9)	-	-	-	-	-
Net loss attributable to TIP Inc.
per share:(1)
Basic	(0.10)	(0.13)	(0.14)(2)
Diluted	(0.10)	(0.16)	(0.14)(2)
(1)Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the total net income (loss) of Trilogy LLC prior to February 7, 2017 was attributable to noncontrolling interests or prior controlling interest.
(2)For the period from February 7, 2017 through March 31, 2017.

Supplementary Information

Consolidated Statements of Operations

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in millions, unaudited)	2017	2016	2017	2016

Revenues
Wireless service revenues	133.2	134.5	400.8	387.7
Wireline service revenues	15.1	11.8	42.8	30.6
Equipment sales	38.8	41.2	119.9	119.9
Non-subscriber international long distance and other revenues	4.2	4.0	11.5	12.3
Total revenues	191.3	191.5	574.9	550.5

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	54.8	53.3	162.8	158.9
Cost of equipment sales	44.8	45.3	136.0	134.4
Sales and marketing	28.3	27.5	78.2	78.2
General and administrative	30.0	27.0	88.5	76.2
Depreciation, amortization and accretion	26.0	26.7	79.8	77.8
Loss on disposal and abandonment of assets	0.3	(0.0)	0.6	0.6
Total operating expenses	184.1	179.8	545.9	525.9
Operating income	7.2	11.7	29.0	24.5

Other (expenses) income
Interest expense	(11.2)	(18.4)	(48.7)	(50.7)
Debt modification and extinguishment costs	-	-	(6.7)	(3.8)
Other, net	0.9	(2.0)	5.9	(3.0)
Total other expenses, net	(10.2)	(20.4)	(49.5)	(57.5)
Loss from continuing operations before income taxes	(3.0)	(8.7)	(20.5)	(33.0)

Income tax expense	(2.6)	(3.0)	(7.1)	(7.6)
Loss from continuing operations	(5.6)	(11.7)	(27.7)	(40.6)

(Loss) gain from discontinued operations, net of tax	-	(0.0)	-	50.3
Net (loss) income	(5.6)	(11.8)	(27.7)	9.7
Less: Net loss (income) attributable to noncontrolling interest and prior controlling interest	(1.4)	11.8	(12.1)	(9.7)
Net loss attributable to Trilogy International Partners Inc.	(4.1)	-	(15.6)	-

Comprehensive (loss) income
Net (loss) income	(5.6)	(11.8)	(27.7)	9.7
Foreign currency translation adjustments	(2.4)	3.4	4.9	8.2
Net gain on derivatives	(0.0)	0.2	0.1	0.6
Other comprehensive (loss) income	(2.5)	3.6	5.0	8.8
Comprehensive (loss) income	(8.0)	(8.2)	(22.7)	18.5
Comprehensive loss (income) attributable to noncontrolling interests and prior controlling interest	2.7	8.2	6.3	(18.5)
Comprehensive loss attributable to Trilogy International Partners Inc.	(5.3)	-	(16.4)	-

Consolidated Balance Sheets

	September 30,	December 31,
(US dollars in millions, unaudited)	2017	2016

ASSETS
Current assets:
Cash and cash equivalents	61.1	21.2
Short-term investments	14.2	-
Accounts receivable, net	74.8	71.3
Inventory	15.6	20.4
Prepaid expenses and other current assets	39.8	47.4
Total current assets	205.6	160.3

Property and equipment, net	392.4	393.6
License costs and other intangible assets, net	105.4	113.1
Goodwill	9.7	9.3
Other assets	36.9	30.0
Total assets	750.0	706.2

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY/MEMBERS’ DEFICIT

Current liabilities:
Accounts payable	33.5	45.8
Construction accounts payable	21.0	17.9
Current portion of debt	11.8	8.8
Customer deposits and unearned revenue	19.3	22.7
Other current liabilities and accrued expenses	123.6	128.8
Total current liabilities	209.3	224.0

Long-term debt	492.5	591.2
Deferred income taxes	3.6	2.7
Other non-current liabilities	35.4	37.2
Total liabilities	740.9	855.1

Commitments and contingencies

Total mezzanine equity	-	97.0

Total shareholders’ equity/members’ deficit	9.1	(245.8)

Total liabilities, mezzanine equity and shareholders’ equity/members' deficit	750.0	706.2

Consolidated Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in millions, unaudited)	2017	2016	2017	2016

Operating activities:
Net (loss )income	(5.6)	(11.8)	(27.7)	9.7
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Provision for doubtful accounts	4.3	3.0	10.1	7.2
Depreciation, amortization and accretion	26.0	26.7	79.8	77.8
Equity-based compensation	0.6	0.8	1.9	1.2
Loss on disposal and abandonment of assets	0.3	(0.0)	0.6	0.6
Non-cash interest expense, net	0.7	1.1	2.7	3.5
Settlement of cash flow hedges	(0.3)	(0.5)	(1.3)	(1.5)
Debt modification and extinguishment costs	-	-	6.7	3.8
Non-cash loss from change in fair value on cash flow hedges	0.5	0.6	1.4	2.9
Unrealized gain on foreign exchange transactions	(0.1)	(0.1)	(0.3)	(0.8)
Deferred income taxes	(0.0)	(1.2)	0.8	(1.4)
Gain on disposal of discontinued operations	-	0.0	-	(52.8)
Changes in operating assets and liabilities:
Accounts receivable	(13.6)	3.5	(11.9)	(0.6)
EIP receivables	(6.1)	(1.9)	(0.5)	(0.5)
Inventory	9.2	1.4	5.6	11.0
Prepaid expenses and other current assets	3.3	1.6	(0.2)	1.5
Other assets	0.1	3.0	(4.5)	0.3
Accounts payable	4.3	(12.7)	(9.6)	(15.1)
Other current liabilities and accrued expenses	3.7	20.2	(19.4)	(1.8)
Customer deposits and unearned revenue	1.4	(1.3)	(3.9)	(1.9)
Net cash provided by operating activities	28.7	32.5	30.5	43.1

Investing activities:
Purchase of property and equipment	(25.4)	(22.8)	(56.2)	(79.9)
Purchase of short-term investments	(8.2)	-	(38.1)	-
Maturities and sales of available-for-sale investments	23.9	-	23.9	-
Purchase of spectrum licenses and other additions to license costs	(3.1)	-	(3.2)	(1.1)
Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875	-	(0.0)	-	28.7
Changes in restricted cash and other	(0.6)	0.2	0.6	5.4
Net cash used in investing activities	(13.3)	(22.6)	(73.0)	(46.9)

Financing activities:
Payment of debt	(42.7)	(29.3)	(570.6)	(546.3)
Proceeds from debt	49.2	23.9	467.6	547.6
Proceeds from equity issuance, net of issuance costs	(0.0)	(2.0)	199.3	(2.0)
Debt issuance, modification and extinguishment costs	-	-	(9.2)	(7.6)
Payment of financed license obligations	-	-	(4.4)	-
Capital contributions from members	-	-	1.4	-
Purchase of shares from noncontrolling interest	-	(3.6)	(1.7)	(3.6)
Dividends to shareholders and noncontrolling interest	-	(4.3)	(0.5)	(4.3)
Net cash provided by (used in) financing activities	6.5	(15.2)	81.9	(16.1)

Net (decrease) increase in cash and cash equivalents	21.9	(5.4)	39.4	(19.8)
Cash and cash equivalents, beginning of period(1)	39.2	50.7	21.2	65.0
Effect of exchange rate changes	0.0	0.5	0.5	0.6
Cash and cash equivalents, end of period	61.1	45.9	61.1	45.9

(1)Includes cash and cash equivalents reclassified to assets held for sale of $1,142 as of January 1, 2016.

About Forward-Looking Information

Forward-looking information and statements

This presentation contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements may relate to our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to: TIP Inc.’s history of losses; TIP Inc. and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s ability to incur additional debt despite its indebtedness level; TIP Inc.’s ability to refinance its indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; TIP Inc.’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on manufacturing of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on management; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; TIP Inc.’s payment of dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc. and Trilogy LLC’s equity owners; volatility of TIP Inc.’s common shares; dilution of TIP Inc.’s common shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this presentation represent our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investment Relations Contacts

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

Erik Mickels
425-458-5900
Erik.Mickels@trilogy-international.com
Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development